Management’s discussion and analysis

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Metallica Resources Inc. (the “Company”) Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). For a reconciliation to U.S. GAAP, see Note 13 to the Consolidated Financial Statements. All amounts stated herein are in U.S. dollars, unless otherwise noted.

Results of operations

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit of production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent that the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, manage- ment assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, the net income or loss of the Company may be volatile.

The Company has incurred losses in each of the last five fiscal years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next two years as a result of ongoing corporate general and administrative expense; exploration expense; reclamation expense; and write-downs of mineral properties and deferred exploration expenditures. With the acquisition of its joint venture partner’s 50% interest in the Cerro San Pedro project subsequent to year-end, the Company anticipates that the trend of losses may reverse if, and when, gold and silver are produced from its now 100%-owned Cerro San Pedro project in Mexico. A number of significant events, however, must occur before commercial production at the Cerro San Pedro project can commence, including, but not limited to, the fulfillment of certain conditions identified in its regulatory permits and financing of the anticipated development costs. Accordingly, there can be no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable.

Since the Company does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Company’s only significant source of income is from interest earned on cash and cash equivalents. Interest income for the year ended December 31, 2002 was consistent with the preceding year. For the year ended December 31, 2001, interest income decreased to $0.07 million from $0.15 million for the year ended December 31, 2000. The $0.08 million decrease was primarily due to a decline in interest rates on short-term investments. Interest income for 2003 will be higher than in 2002 due to higher average invested cash balances, the result of a $9.59 million private placement that closed on March 11, 2003.

General and administrative expenses for the year ended December 31, 2002 of $0.92 million were $0.18 million more than the 2001 expenses of $0.74 million. The increase was primarily attributable to the cost of management bonuses, including payroll burden, totaling $0.17 million in 2002 versus nil bonuses in 2001. General and administrative expenses for the year ended December 31, 2001 of $0.74 million were consistent with 2000 expenditures of $0.72 million.

Exploration expenses for the year ended December 31, 2002 were $0.25 million as compared to $0.20 million for 2001. The Company conducted a five-hole, approximately 940 metre, drilling program to test new targets at its Mara Rosa gold project in Brazil in 2002 versus no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately $0.07 million and is the primary reason for the $0.05 million increase in exploration expenses in 2002. Exploration expenses of $0.20 million for the year ended December 31, 2001 were consistent with 2000 expenditures of $0.21 million. The Company has budgeted $0.31 million for grass-roots exploration activities in 2003.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.20 million for the year ended December 31, 2002, as

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compared to $0.05 million for 2001. The increase of $0.15 million is primarily attributable to cost overruns and delays in the Company’s closure activities in Brazil to allow for completion of a 2002 drilling program at the Mara Rosa project. The Company increased its estimated liability for reclamation and property closure costs on the Mara Rosa project at December 31, 2001 by $0.05 million. This resulted in a charge to operations of $0.05 million for the year ended December 31, 2001. The Company did not incur any reclamation or property closure costs in 2000.

The Company abandoned three of the six MIMK exploration properties in 2003 resulting in a write-down of mineral properties and deferred exploration expenditures totaling $0.02 million in 2002. At December 31, 2001, the Company elected to write-off the $2.89 million carrying value of its Mara Rosa project. The Company will continue its efforts to joint venture or sell the Mara Rosa project in 2003. At December 31, 2000, due to low precious metal prices, the Company wrote-down the carrying value of its Cerro San Pedro project by $6.67 million to the then estimated value of the project’s undiscounted future net cash flows of $10.86 million.

The Company sold its investment in Cambior Inc. common shares in 2000, which resulted in a loss on sale of marketable securities of $0.14 million for the year ended December 31, 2000. There were no sales of marketable securities in 2002 or 2001.

Liquidity and capital resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, the sale of royalty interests and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favourable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favourable terms. For the years ended December 31, 2002, 2001 and 2000, the Company received net proceeds of $4.08 million, $1.20 million, $0.10 million, respectively, from the sale of equity securities.

At December 31, 2002, the Company had working capital of $4.40 million as compared to $2.32 million at December 31, 2001. The increase of $2.08 million is primarily attributable to a private placement financing of $4.05 million in April 2002 less expenditures on mineral properties and deferred exploration totaling $0.89 million and cash flows used in operating activities totaling $1.23 million.

On February 12, 2003, the Company purchased its joint venture partner’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), the owner of the Cerro San Pedro project, for $18.0 million, adjusted for 50% of MSX’s working capital as described in Note 14 to the Consolidated Financial Statements. With this purchase, the Company now has a 100% interest in MSX. The Company paid $2 million at closing and is required to make a $5 million payment on or before August 12, 2003, and another $6 million payment in cash or shares on February 12, 2004. In addition, the Company is required to make a $2.5 million payment upon commencement of commercial production and a final payment of $2.5 million one year after commencement of commercial production. On March 11, 2003, the Company closed a private placement for 10.1 million shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.1 million (US$9.59 million). Each common share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005. Proceeds from the private placement will be used to make the $5 million Cerro San Pedro acquisition payment due on August 12, 2003 and to fund initial development activities at the project.

As of December 31, 2002, the Company had capitalized mineral property and deferred exploration expenditures totaling $12.59 million. This amount includes $10.98 million relating to Cerro San Pedro, of which $0.38 million and $0.79 million were capitalized in 2002 and 2001, respectively, for project development activities. These amounts were reduced by the Company’s 50% share of Glamis’ equity contributions to MSX of $0.06 million and $0.98 million for 2002 and 2001, respectively. The Company was not required to match Glamis’ equity contributions; therefore, the Company’s 50% share of Glamis’ equity contributions has been allocated as a reduction to mineral property and deferred exploration expenditures. Capitalized expenditures relating to the El Morro project totaled $1.04 million at December 31, 2002, and included $0.08 and $0.02 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The majority of exploration expenditures relating to the El Morro project are being incurred by Noranda Inc., pursuant to its earn-in

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requirement as described below. The MIMK project reflected capitalized costs totaling $0.57 million at December 31, 2002, and included $0.42 and $0.07 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The Mara Rosa project was written off at December 31, 2001; therefore, there were no costs capi- talized on the project in 2002. In 2001, $0.28 million was capitalized on the Mara Rosa project.

Additional expenditures were made on the Company’s Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company’s joint venture partners totaled approximately $4.5 million, $5.5 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company’s partner on the El Morro project, Noranda Inc., is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One earn-in requirement is that the joint venture partner must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the Consolidated Financial Statements for details relating to the terms of the El Morro agreement. The Company purchased its joint venture partner’s 50% interest in Cerro San Pedro on February 12, 2003. Effective this date, the Company is required to fund all exploration and development costs associated with the Cerro San Pedro project.

The Company is subject to a multitude of risks that may affect future operations which include, among others, metal prices, currency fluctuations, laws governing the repatriation of profits, foreign exchange controls, mineral property exploration and development, environmental contingencies and political and economic stability. The Company manages its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar.

Outlook

The Company’s primary focus for 2003 will be the development of its 100%-owned Cerro San Pedro project. Approximately $2.0 million has been budgeted for 2003 for initial development of the project. It is estimated that an additional $24 million will be required to complete construction of the mine, which is anticipated to begin during the fourth quarter of 2003. The Company’s goal is to raise an estimated $40 million through a combination of equity and debt financing in order to fulfill the payment terms of the purchase agreement, construct the mine and provide the Company with a sufficient level of working capital. There is no assurance that the Company will be successful in its efforts to raise these funds. In the event that the Company is unsuccessful in its financing efforts, it will defer development of the Cerro San Pedro project. This will allow the Company to meet its ongoing general and administrative, and property related expenditures for at least the next eighteen months with its present level of working capital.

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company was informed by Noranda that it intends to spend approximately $1 million on the El Morro project in 2003. The Company estimates that it will incur exploration costs up to $0.1 million on the El Morro project in 2003.

The Company has budgeted exploration expenditures totaling $0.7 million on the MIMK and other identified exploration projects for 2003. In addition, $0.8 million has been budgeted for general and administrative expenses for 2003. These expenditure levels could materially change depending on market conditions or results achieved from the Company’s current exploration programs.

Some of the disclosures included in the 2002 annual report represent “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, opinions and perspectives involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any actual future results, performance or achievements expressed or implied by such forward looking statements.

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